                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: December 31, 1997                            +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |   1-12230    |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               | 007521-10-7  |
                                                               | COMMON STOCK |
                                                               | 007521-12-3  |
                                                               |  WARRANT B   |
For the Transition Period Ended: Not Applicable                +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

ADVANCED DEPOSITION TECHNOLOGIES, INC.
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Full Name of Registrant

Not Applicable
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Form Name if Applicable

580 Myles Standish Industrial Park
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Address of Principal Executive Office (Street and Number)

Taunton, Massachusetts  02780
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[X] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.
                                               (Attach Extra Sheets if Needed)

     On December 20, 1997, the Registrant purchased 65% of the capital stock of Alexander Boxell, S. A. The Company's management is still in the process of determining the amount and the type of reserves, other accounting entries, and accounting disclosures relating to such transaction to be included in the financial statements for the fiscal year ended December 31, 1997. As a result, the Registrant is not able without unreasonable effort or expense to file its Form 10-K on or prior to the prescribed filing date of March 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Mark M. Thomas,
      Chief Financial Officer            (508)                 823-0707
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [ ] Yes [X] No

     Form 8-K for an acquisition of assets that occurred December 20, 1997
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Registrant anticipates that it will report a net loss of approximately $365,000 for the fiscal year ended December 31, 1997 compared to net income of $1,300,000 for the year ended December 31, 1996. Financial results for the 1996 fiscal year were positively impacted primarily by nonrecurring income of $2,750,000, attributable to royalty and license fees from the Company's assignment of certain patents to Fort James Corporation (formerly known as James River Corporation). A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-KSB to be filed.
================================================================================

                    Advanced Deposition Technologies, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 1, 1998                    By /s/ Mark M. Thomas
    ------------------------------        --------------------------------------
                                          Mark M. Thomas
                                          Chief Financial Officer